UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the quarter ended March 31, 2021

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) : ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) : ☐

TABLE OF CONTENTS

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Infosys Limited (“we” or “the Company”) hereby furnishes the United States Securities and Exchange Commission with copies of the following information concerning our public disclosures regarding our results of operations and financial condition for the quarter and year ended March 31, 2021.

The following information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On April 14, 2021, we announced our results of operations for the quarter and year ended March 31, 2021. We issued press releases announcing our results under International Financial Reporting Standards ("IFRS"), copies of which are attached to this Form 6-K as Exhibit 99.2.

We have placed the form of release to stock exchanges concerning our results of operations for the quarter and year ended March 31, 2021 under Ind-AS. A copy of the release to stock exchanges is attached to this Form 6-K as Exhibit 99.3.

The Board of Directors of the Company amongst other matters, declared a final dividend of ₹15/- per equity share which will be paid on June 25, 2021 and announced that the 40th Annual General Meeting of the members of the Company will be held virtually on June 19, 2021. The record date for the purposes of the Annual General Meeting and final dividend is June 1, 2021.

The Board of Directors of the Company amongst other matters, also approved a proposal for the Company to buyback its own fully paid-up equity shares of face value of ₹ 5/- each (“Equity Shares”) from the equity shareholders of the Company (other than the promoters, the promoters group and persons in control of the Company), being 14.87% and 13.53% of its total paid-up capital and free reserves as on March 31, 2021 (on a standalone and consolidated basis, respectively) for an amount, payable in cash, aggregating up to ₹ 9,200 crore (Rupees Nine Thousand Two Hundred crore only) (“Maximum Buyback Size”) which is less than 15% of the aggregate of the total paid-up share capital and free reserves of the Company, based on the latest audited financial statements of the Company as at March 31, 2021 (on a standalone and consolidated basis), for a price not exceeding ₹ 1,750/- (Rupees One Thousand Seven Hundred and Fifty only) per Equity Share ("Maximum Buyback Price") through the open market route through the Indian stock exchanges, in accordance with the provisions of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018 (as amended) ("Buyback Regulations”) and the Companies Act, 2013 and the rules made thereunder (“Buyback”).

A copy of the outcome of the board meeting is attached to this Form 6-K as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited /s/ Inderpreet Sawhney

Date: April 14, 2021	Inderpreet Sawhney General Counsel and Chief Compliance Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	Outcome of the Board Meeting
99.2	IFRS USD press release
99.3	Form of Release to Stock Exchanges